Filed Pursuant to Rule 424(b)(3)
Registration No. 333-57468

PROSPECTUS

      MedStrong is offering 8,000,000 units, $.50 per unit, consisting of 8,000,000 shares of common stock and warrants to purchase 8,000,000 shares of common stock at $.75 per share. A minimum of 5,000 units must be purchased by each subscriber.

      The warrants are immediately detachable from the common stock and will be separately tradeable.

      We expect the trading symbol for the shares and the warrants to be assigned by the OTC Bulletin Board when the listing of our securities is approved.

       This offering is highly speculative and involves risks. See “Risk Factors” beginning on page 3.

       We are offering our units for sale to the public on a “best efforts” basis, with no required minimum amount to be raised. Even if not all, or very few, of the 8,000,000 units are sold we will not refund any payments for the units. The offering of the units will terminate on December 31, 2001 if not earlier terminated by MedStrong.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to	Placement	Proceeds
	Public	Commissions	To Issuer

Per Unit	$.50	$.05	$.45

Total	$4,000,000	$400,000	$3,600,000

Robert M. Cohen & Co., Inc.

The date of this prospectus is July 31, 2001

i

PROSPECTUS SUMMARY

The Offering

Common stock to be outstanding after the offering(1)	34,340,000 shares

(1)	Based on the number of shares outstanding as of July 10, 2001. Includes: 340,000 shares of common stock issued and issuable to our note holders because their notes were not paid in full as of July 10, 2001.

      The warrants are tradeable and are exercisable at any time after the date of this prospectus until three years from the date of this prospectus.

About MedStrong

      MedStrong International Corporation, having its principal place of business at 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, CA 90274, has developed an information repository to store and transfer patient medical records in a secure environment and the software necessary to transfer the information over the internet allowing for data retrieval and modification. Our web site became operational on March 25, 2001 and was revised on April 22, 2001. Our internet address is www.medstrong.com. In the second quarter of 2001, our first 5 subscriptions for membership were received. We provide consumers the ability to store and have access to or authorize another individual to have access to his or her medical records at any time from anywhere that has internet access. A consumer could then have the benefit of having all of his or her medical information in one place so that the information may be accessed at the authorization of the consumer by any attending doctor. This service may also allow doctors to share patient medical information through the internet which could save the time and cost of physically transporting medical records between doctors’ offices.

Description of Securities

      Our authorized capital stock consists of 75,000,000 shares of common stock, par value $.001 per share. 26,170,000 shares of our common stock are issued and outstanding. No warrants are outstanding. Each warrant sold in this offering gives its holder the right to purchase one share of common stock at $.75. A maximum of 8,000,000 shares of common stock are issuable upon the exercise of the warrants. If our common stock trades for at least 5 consecutive trading days at a price of $1.50 or more, MedStrong will have the right to call the warrants at a price of $.01 per warrant unless an investor chooses to exercise the warrant at that time.

      Through a private debt offering in December, 2000 we raised $250,000 by issuing 10 notes of $25,000 each to 10 individuals. In addition to his or her right to have his or her note repaid plus interest, each note holder has the right to acquire 5,000 shares of common stock at a price of $.01 per share for each month that the notes have not been paid. Since the notes have not yet been paid, the note holders are entitled to a total of 340,000 shares of common stock as of July 10, 2001 for an aggregate price of $3,400. As of July 10, 2001, an aggregate of 170,000 shares of common stock has been purchased by the note holders for $1,700.

      Through a private debt offering in May, 2001, we have raised an additional $125,000. The holders of this debt do not have the right to acquire any common stock or any other equity interest.

Summary of Financial Data

      The following tables set forth certain summary financial data for MedStrong. You should read this information together with the financial statements and the notes to the statements appearing elsewhere in this prospectus.

		For the Period from
	For the Three Months	Inception through
Statement of Operations Data:	Ended March 31, 2001	December 31, 2000

	(Unaudited)

Revenues	$0	$0

Loss from operations	$(148,335)	$(75,360)

Net loss	$(248,226)	$(79,157)

Net loss attributable to stockholders	$(248,226)	$(79,157)

Basic and diluted net loss per share	$(0.01)	$(0.00)

Weighted average shares outstanding used in basic and diluted net loss per share calculation	26,000,000	26,000,000

Balance Sheet Data:	March 31, 2001	December 31, 2000

Cash & cash equivalents	$13,421	$24,418

Working capital (deficit)	$(428,348)	$(127,153)

Total assets	$213,143	$93,260

Total liabilities	$442,516	$157,717

Total stockholders’ capital deficiency	$(229,373)	$(64,457)

RISK FACTORS

      You should be able to bear a complete loss of your investment. You should carefully consider the following risk factors and other information in this prospectus before deciding to invest in our securities.

Risks relating to our status as a start-up company

If we do not raise at least $2,300,000, we may not have sufficient funds to carry out our business plan and since we have a capital deficiency, we may not be able to continue as a going concern

      This is a best efforts offering with no required minimum amount to be raised. Even if very few of the 8,000,000 units are sold we will not refund any payments made by you for the units. If $2,300,000 is raised, we expect to have sufficient funds to carry out our immediate business plan for 12 months, even if no revenues are earned during that period, including the full implementation of our marketing and sales plan. If $2,300,000 is not raised and we do not earn any revenues, those investors who do invest with us will have a significantly greater risk that their entire investment will be lost. If we raise only $710,000 we will have only enough funds to pay the placement agent commissions and offering expenses and pay off our total debt in the amount of $375,000, plus interest. Investors may suffer the entire loss of their investment, simply because we have not raised enough funds to operate our business.

      We have spent all of the funds which we have raised so far and we have earned less than $1,000 in revenues. As a result, as of March 31, 2001 we have a capital deficiency of ($229,373) and have a working capital deficiency of ($428,348). We are totally dependent upon the proceeds of this offering to operate as a going concern.

Even if we raise $2,300,000, we will need additional financing to continue our operations

      Until we obtain revenues from operations, our ability to successfully complete our business plan will depend upon the raising of substantially more than $2,300,000 in this offering or the availability of other investment capital and funding. We expect that we will need an additional $1,700,000 to allow us to expand our business to accomplish most of the plans in this prospectus and to be profitable. If we cannot raise $4,000,000 from this offering, additional financing may not be available on favorable terms, if at all. We may not have an asset or income base which a lender will be willing to use as the basis to provide debt financing to us and our ability to raise additional equity will be limited by the success of our operations and the requirements of the securities laws. Any additional equity financing will result in dilution to our stockholders and any debt financing will be required to be repaid before any distributions to stockholders either can be made from operations or upon a sale or liquidation. Amounts paid to service debt must be paid, even if we do not have excess cash from operations. If funding is not available when needed, we may be forced to cease operations and abandon our business.

We will need to generate substantial membership fees in order to become profitable; we have only begun to operate and thus we have no history of operations upon which an investor may evaluate this investment

      Our web site became operational in March, 2001 and we have had only limited sales and our marketing efforts have only just begun. As a new business enterprise, we may not achieve our business plan. Specifically, we need at least $429,000 in membership revenues each month (i.e., approximately 6600 new members each month) in order to cover projected expenses and we may not achieve these levels of membership or sales or succeed in providing the planned products and services.

      The commercial success of our business will depend almost entirely upon its acceptance by consumers. Market acceptance will depend upon several factors, particularly the determination by consumers that they have a need for the ability to store and retrieve their medical records via the internet. A number of factors may inhibit this acceptance, including security concerns, inconsistent quality of service, and lack of availability of cost-effective, high-speed service. If our target customers do not widely adopt and subscribe to our product, our business, financial condition and results of operations will be adversely affected.

We may not be able to overcome our competitors who have already begun operations in our marketplace; others may enter our field

      PersonalMD.com and IDMedical.com already occupy space in our marketplace. Both web sites offer consumers the ability to enter their medical records online. We need to differentiate ourselves to attract prospective members and keep them from subscribing to our competitors. If our intended market proves to be viable, we expect to experience increasing competition from additional competitors, many of which will have significantly greater financial, technical, marketing and other resources. Aside from the necessary financial resources, there are few barriers to entry in this market place. All that is required is an operational web site and market acceptance.

We have conducted no formal market research in order to determine whether prospective customers will choose to store their medical records through the internet

      We have not conducted, or engaged any other person or entity to conduct, any formal marketing surveys or research regarding the potential for our proposed products and services. Our views concerning the potential for our proposed products and services are personal and are not based upon any empirical data or formal market research.

Risks relating to our operations

The loss of key personnel may harm our business and we will need to attract additional qualified personnel

      We presently have 4 employees. We depend on the continued service of our technical and management personnel, Jerry R. Farrar, our President and Chief Executive Officer, and Lee Roberts, our Vice President and Chief Technology Officer. Any of our officers or employees can resign at any time. Losing one or more of our key employees could harm our business. We have not obtained key-man life insurance.

      We believe that we will need to hire additional qualified personnel and we expect to hire 6 additional employees after we raise over $2,300,000 from this offering, so that we will have funds available to recruit and pay the new employees. If we do not succeed in attracting and retaining new personnel and retaining our current personnel, our business will suffer.

Our principal stockholders, directors and executive officers will own over 65% of our common stock, which will allow them to control us and to prevent a change of control

      After this offering, our directors, officers and other stockholders who each currently own over 5% of our common stock, will beneficially own collectively over 65% of our outstanding common stock. These stockholders will be able to control the vote on all matters requiring stockholders approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control even if beneficial to our stockholders.

Serious privacy concerns affect our potential for success and may inhibit our ability to attract customers

      Features of our business include the retention of medical records and other personal information about our users that we obtain with their consent. We have a stringent privacy policy covering this information. However, if third persons were able to penetrate our network security and gain access to, or otherwise misappropriate, our users’ personal information, we could be subject to liability and the potential for this possibility may inhibit our potential customers’ willingness to subscribe to our program. Such liability could include claims for misuse of personal information, such as for unauthorized marketing purposes or unauthorized use of credit cards. These claims could result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant financial resources. Moreover, to the extent any of the data constitute or are deemed to constitute patient medical records, a breach of privacy could violate federal law. Recently, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) has been enacted and became effective as of April 14, 2001. HIPAA creates a framework for ensuring the safety, security and integrity of electronically stored and transmitted healthcare information. HIPAA has the following three goals: (1) to control inappropriate use of individuals’ personal health information and provide an individual with access to his or her personal health information, (2) to improve the quality of healthcare by creating a trust among patient, providers and organizations and (3) to establish a national healthcare framework that will improve the efficiency of healthcare delivery. We may incur additional expenses under HIPAA or new regulations regarding the use of personal information or investigations of our privacy practices by regulators.

We contract out our data processing services and other aspects of our business and failure of our contractors to perform their services to us will damage our business

      We have out-sourced our computer software and hardware services to Dominion Technology Partners. We have out-sourced our program which offers our members pre-arranged discounts on health benefits to Best Benefits. We may also out-source other aspects of our business. Failure of our contractors to perform their duties to us may seriously and adversely affect our ability to carry out our business plan. However, we expect that we will be able to secure appropriate replacements since there are other similar suppliers of these products and services.

We could experience system failures which could harm our business and reputation

      To succeed in our plans, we must be able to operate our network infrastructure around the clock without interruption. Our operations depend upon our ability to protect our network infrastructure, equipment and customer files against damage from human error, fire, earthquakes, hurricanes, floods, power loss, telecommunications failures, sabotage, intentional acts of vandalism and similar events.

      Although we have sought to build redundancy into our network and hosting infrastructure, we could experience interruptions in service and partial system failures due to routing problems, hard drive failures, database corruption and other computer failures. Any future interruptions could damage our reputation for reliable service, cause existing members to cancel their membership, or make it more difficult for us to attract new members. Any of these results could seriously damage our business.

If we achieve market recognition, and we lose the rights to one or more of our trademarks, we may suffer a loss of business

      We are using the names MedStrong, MedStrong Online and Your Digital Health Company in our business. If these names achieve market recognition and we lose our rights to one or more of them, we may suffer a material loss of revenue and business. Although we have filed for United States trademark protection on these trademarks, other companies may already be using similar marks and may therefore be able to keep us from using one or more of these trademarks. In addition, registration would not be available to a mark which is too generic and has no distinctive meaning.

Risks relating to our securities

The common stock that we are offering in this prospectus is a “penny stock”; Because “penny stock” rules will apply, you may find it difficult to sell the shares you purchase in this offering; There is no public market for our shares and our market price may be volatile

      A “penny stock” is a common stock that is not listed on an exchange and trades for less than $5.00 a share. Prices often are not available to buyers and sellers and the market may be very limited. Penny stocks in start-up companies are among the riskiest equity investments. Brokers-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the Securities and Exchange Commission. The document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser’s written agreement to the purchase. The penny stock rules are likely to make it difficult for you to sell your shares of MedStrong stock. Because of the rules, there is less trading activity in penny stock. Also, many brokers choose not to participate in penny stock transactions.

      There is currently no public market for our shares and no market may develop or be sustained after the offering. If a market develops, the market price of our shares may decline below the initial public offering price. The sale of few of our units in the offering, or sales to a small number of holders, could result in few MedStrong shares available for public trading. It would thus be very difficult for an active trading market to develop for MedStrong shares.

      The warrants contained in the units may be exercised at any time until December 3, 2004. We intend to keep our registration statement warrant so long as any warrants are outstanding. However, if a current registration statement is not in effect you would not be able to exercise the warrants contained in the units.

      The market price of our shares may be highly volatile.

You will suffer immediate and substantial dilution in the price you pay for our units

      The initial public offering price will be substantially higher than the net tangible book value of our common stock. Therefore, you will incur immediate dilution of approximately $.41 in the net tangible book value per share of common stock from the price per share that you pay for such common stock (based upon an assumed initial public offering price of $.50 per unit). This amounts to a dilution of 82%.

There will be a significant number of shares eligible for future sale and this may hurt the market price of our shares

      The market price of our shares could decline as a result of sales of a large number of shares available in the market after this offering, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After this offering, assuming that all units are sold, we will have outstanding over 34,170,000 shares. In addition, if all units are sold and all of the warrants and the placement agent warrants are exercised, an additional 9,600,000 shares will be outstanding. Our available shares will be as follows:

Number
of Shares

After the date of this prospectus	8,000,000

After exercise of all warrants (including placement agent warrants)	9,600,000

After 18 months from the date of this prospectus (subject, in some cases, to volume limitations)	26,600,000

NOTE REGARDING FORWARD LOOKING STATEMENTS

      This prospectus contains forward-looking statements that involve substantial known and unknown risks and uncertainties. In some cases you can identify these statements by forward-looking words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plans,” “project,” and similar expressions. You should read statements that contain these words carefully because they discuss the development stage in which we are operating; our lack of revenues; our ability to continue as a going concern; our possible need for additional financing; uncertainty of market acceptance of our product once introduced; competition; technological obsolescence; ability to not violate others’ rights; dependence on key personnel, as well as other factors detailed in “Risk Factors” above and elsewhere in this prospectus. Before you invest in our company, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have material adverse effect on our business, results of operations and financial position.

USE OF PROCEEDS

      We have relied on capital contributions from our management and our debt placement offerings to fund our operations. Our management has determined that, based upon an assumption that we earn no revenues during the period, we will need $1,258,500 in order to fund our operations for the 12 months following the commencement of this offering, and, thus, given the expenses of the offering and the amounts required to pay outstanding debts and expenses, we will need to raise at least $2,300,000 in this offering to have available this $1,258,500. If we earn revenues, we will need less funds from this offering to cover our expenses and we thus will have more funds available for further development of our business. We expect to need at least an additional $1,530,000 for the next 12 months for operational expenses and to accomplish additional plans described in this prospectus. Therefore unless we have raised more than $2,300,000 in this offering, we will need either to raise additional funds or realize revenues from our business activities to meet our cash requirements.

      We intend to use the proceeds of this offering as follows (assuming the maximum $4,000,000 is raised):

1.	Expenses of the offering:

	a.	Placement agent commissions equal to 10% of the amount raised	$400,000

	b.	Expenses, including legal, accounting, placement agent expenses up to $50,000 and other fees	$241,500

			$641,500

2.	Repayment of debt		$375,000

3.	Interest on debt at 10% per annum (assuming the debt is paid by September, 2001)		$20,000

4.	Accrued expenses through the date of this prospectus, including $50,000 bonus to Mr. Farrar, other payroll expenses and professional and service provider fees		$175,000

5.	Operational expenses for the first 12 months after the date of this prospectus		$1,258,500

6.	Operational expenses for the next 12 months further development of web site and products and secure additional management and employees and working capital		$1,530,000

      Pending the use of proceeds for the above purposes, we will hold our funds in bank deposit accounts, short term certificates of deposit, U.S. Treasury instruments and money market funds.

      In the event we do not sell all of the units offered in this offering, the placement agent commissions will be lower because they are based upon the amount raised, but other offering expenses will not be reduced, nor will debt repayment or accrued expenses.

      We may use a portion of the proceeds to acquire other related businesses.

      If all of the units are sold, the shares acquired in the offering will represent only 23.4% of MedStrong’s issued and outstanding shares, subject to further dilution and to substantial restrictions on transfer. If the entire amount of this offering is sold and all of the warrants are exercised, the shares acquired in the offering together with the shares acquired on exercise of the warrants will represent 37.9% of MedStrong’s issued and outstanding shares, subject to further dilution. If less than $2,300,000 is raised, MedStrong may not have sufficient funds available to pay its expenses and carry out its immediate business plan.

      $250,000 of our debt is presently past due. The maturity dates range from February 21, 2001 to March 31, 2001. $125,000 of our debt is due in August, 2001. The proceeds of our debt financings were used to provide funds for operating the company.

DIVIDEND POLICY

      MedStrong does not intend to pay any cash dividends with respect to its common stock in the foreseeable future. We intend to retain earnings, if any, for use in the operation of its business and to fund future growth.

CAPITALIZATION

      The following table sets forth the total capitalization of MedStrong as of March 31, 2001.

March 31, 2001

Current liabilities	$441,769

Longterm obligations — deferred rent	$747

Stockholders’ equity (capital deficiency): common stock, $.001 par value, 75,000,000 shares authorized, 26,000,000 shares issued and outstanding	$26,000

Additional paid-in capital	$72,250

Deficit accumulated in development stage	$(327,383)

Stock subscriptions receivable	$(240)

Total stockholders’ equity (capital deficiency)	$(229,373)

Total capitalization	$213,143

DILUTION

      The net tangible book value deficiency of our company as of March 31, 2001 was ($316,894) or ($.01) per share of common stock. Net tangible book value per share is equal to the amount of MedStrong’s total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock outstanding on March 31, 2001. Assuming the sale by us of the shares offered by this prospectus at an assumed initial public offering price of $.50 per unit and after deducting placement commissions and estimated offering expenses aggregating $641,500, the net tangible book value of our company as of March 31, 2001 would have been $3,041,606, or $.09 per share of common stock without taking into account the warrants. This represents an immediate increase in net tangible book value of $.10 per share to existing stockholders and an immediate dilution in net tangible book value of $.41 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$.50

Net tangible book value per share before this offering	$(.01)

Increase in net tangible book value attributable to new investors	$.10

Net tangible book value per share after this offering	$.09

Dilution per share to new investors	$.41

Percentage dilution	82%

      The following table summarizes, on a pro forma basis as of July 10, 2001, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Number	Percent	per Share

Existing stockholders	26,170,000	76.6%	$27,700	0.7%	$.001

New investors	8,000,000	23.4%	4,000,000	99.3%	$.50

Total	34,170,000	100.0%	4,027,700	100.0%	$.12

DESCRIPTION OF BUSINESS

Background

      MedStrong International Corporation is a development stage company that was incorporated in the state of Delaware on May 19, 2000. We are a start-up company that has developed an information repository to store and transfer patient medical records in a secure environment and the software necessary to transfer the information over the internet allowing for data retrieval and modification. Our service can be found at www.medstrong.com. We call the services that we offer Medical Records Online and Patient Data Quickly. Our business is designed to provide the consumer with the ability to input, in a secure data base, all of the consumer’s medical information and to have access to such information on a day-to-day basis or in an emergency situation. Our objective is to become the leading provider of patient medical records online. We believe our service is beneficial to many consumers. However, we do not know if our services will be well received or whether we will achieve a significant customer base.

      We began planning the operations of our company in October, 2000 and we launched our web site on March 25, 2001. We have begun selling memberships. On April 22, 2001 we refined the initial web site to make the web site more user friendly by simplifying the process for becoming a member and by providing easy access to the consumer’s medical information once a member. As of the date of this prospectus, we have 7 members.

      Through a private debt offering in December, 2000, our company raised $250,000 by issuing 10 notes with interest at a rate of 5% per annum to 10 individual accredited investors. The investors have the right to acquire shares of the common stock at $.01 per share until MedStrong pays off the notes. Up to 600,000 shares may be purchased by the holders of the notes in the event that their notes are not paid in full before December 31, 2001 of which 170,000 shares have been purchased as of July 10, 2001. The funds raised from that offering were used to launch our web site. We still require additional funding in order to enable the web site to continue to operate in accordance with our plan. More funds will allow for us to keep the current web site running and enable us to introduce new medical content and services. In May 2001, we raised an additional $125,000 by the issuance of short-term notes with no equity participation or equity rights. The proceeds of this debt offering were used for operations.

      A need for medical records on line can arise at any time. This need could arise for example, when a patient is treated by an unfamiliar doctor, perhaps when the patient’s primary doctor is unavailable, a patient is going to another doctor for a second opinion, a patient is traveling away from home or a patient goes to the emergency room in a life threatening situation. Quick accessibility to the patient’s medical records can prevent the type of uninformed medical care that could threaten a patient’s well being or life. Our service should provide our consumers with the added confidence of knowing their medical records travel with them where they go and are available whenever they need them.

      The information the consumer, or any individual that the consumer authorizes, can provide in his or her file is comprehensive, including name, age, sex, date of birth, marital status, social security number, current medications, allergies and current and past medical conditions. The technology is currently being developed to allow for the consumer to include x-rays in the consumer’s files. While we have had discussions with this company, we may not be able to reach acceptable terms with this company to secure this technology for our website even if it is successfully developed.

      All the information provided by the consumer is stored in a secure information storage facility and is accessible only by the consumer or an individual the consumer authorizes through a protected password created by the consumer. This service is a convenient way for individuals to keep track of their medical records and their family members’ medical records and have such medical records available to them at any time.

      Also, we believe that our service will solve major healthcare challenges efficiently and at a low cost. Our Patient Data Quickly (“PDQ”) product is will be set up to eliminate the manual system of transporting medical records, which is the most common method in use today. We have designed PDQ to assist doctors with the inefficient and costly transport of medical records. This service will allow doctors to share patient medical information via the internet which should save the time and cost of physically transporting medical records from one doctor’s office to the other.

      Eventually, we intend to provide the consumers with access to the latest health news, a comprehensive library of medical articles, physicians and other health experts to whom they can ask health or fitness related questions, a forum to “chat” with other consumers regarding a specific health issue, resources to measure the consumers’ fitness abilities, tools to locate a doctor and a central location to store the consumers’ health records in a safe and private place.

      We intend that our web pages will eventually contain broad-ranging and in-depth real-time news coverage, special promotions and technical updates such as what to look for in a medical coverage plan.

      We have three levels of comprehensive family membership packages. We, through contracted alliances, have assembled a national network of health care professionals who have contracted to provide value discounts for various health and non-health products and services. All levels will include the medical records online service. Through one membership identification card, our member has access to various health benefit discount services and can save on his/her annual health costs. Depending on the level that the consumer signs up for, the consumer may have the following benefits: access to medical journals and articles, access to our “Med Chat Room”, access to our “Preventative Healthcare System” database, access to our “In-Treatment Health System” database, access to expert advice on selecting insurance providers, receive consultation on fitness, hospital room deductible reimbursement insurance and discounts at our online store “E-Store”. Some of these services are presently available; others are still in development.

      The following memberships are currently available:

      Level One — Emergency Room PDQ — includes medical records online for the member and 3 additional family members that live in the member’s household for an annual fee of $49.95.

      Level Two — Emergency Room PDQ Plus — includes medical records online and dental, vision, hearing, prescription drugs, chiropractic, vitamin, medical equipment, emergency travel, hotel and auto rental discounts for the member and 3 additional family members that live in the member’s household for an annual fee of $79.95.

      Level Three — Emergency Room PDQ VIP, includes medical records online and dental, vision, hearing, prescription drugs, chiropractic, vitamin, medical equipment, emergency travel, hotel, auto rental, legal referrals, financial referral, podiatry, alternative medicine discounts and extended senior home health care for the member and 3 additional family members that live in the member’s household for an annual fee of $99.95.

      These fees will provide us with revenues and may encourage our members to use only our web site for the services we will provide.

      We have set up the PDQ membership system so that it is easy to navigate and easy to sign up and join. We believe that our medical records online service and our consumer oriented PDQ system will be an important part of health and good planning. The PDQ system value proposition may be enhanced if it is expanded to include other timely and topical health services of immediate benefit. Our members are provided with a national toll free number to access the call center and speak directly to a MedStrong customer services representative. Our customers can begin using their membership card immediately upon receipt, and fulfillment packages will be sent out within 72 hours of their enrollment on the web site.

      Becoming a member of MedStrong.com is expected to help the consumer gain the knowledge and the tools to manage personal health and to assist the consumer in healthy lifestyle choices that often can prevent major health problems.

      We anticipate that our members will gain support and specific health direction through our planned Priority Partners Network. This Network, if implemented, will automatically link our members to respected specialists in planned particular fields (Weight Watchers, etc.) who will be able to provide personalized advice to consumers.

Membership Identification

      Every member of MedStrong receives a form of identification, a bracelet and/or card, which they should carry or wear at all times. The bracelet and the card will alert doctors and nurses in an emergency situation that the patient is a member of MedStrong. Both items will provide instructions to the attending medical team as how to access the patient’s medical records in an emergency.

Employees

      We currently have 4 full-time professional, technical, and support personnel. We anticipate that we will hire 6 additional full-time employees in the next year provided that we raise sufficient funds in this offering to enable us do so.

Plan of Operation

      Our plan of operation for the next 12 months depends on the amount of funds we raise in this offering. We have established 3 target markets for our Medical Records Online and Patient Data Quickly product offerings: (i) Annual membership programs for the consumer public, (ii) Medical Records Online as an employee benefit offer and (iii) Medical Records Online efficiencies for health care professionals such as doctors and medical groups.

      We are first focusing on the development of our first target market, that of the consumer public market place. If we raise at least $2,300,000, the funds from this offering will allow us to fully implement our information repository and computer systems, retain existing employees, test products, improve content, enhance our products, hire additional employees and advertise and promote our Medical Records Online and Patient Data Quickly membership programs. We need to raise at least $2,300,000 in order to fully develop our operation plan over the next 12 months assuming we earn no revenues during that period. It may be necessary in the second 12 months to raise additional funds to develop our second and third target markets of employee benefit plans and health care professionals. We intend to conduct consumer focus group meetings, membership sales tests through both email, direct mail and telecommunication programs, as well as direct solicitation. We do not contemplate any purchase or sale of plants or significant equipment beyond the basic technological equipment of computers and servers necessary to maintain our web site and services.

Technology

      We are using Compaq Servers running on a Windows NT 2000 operating system, Microsoft Internet Information Server for the web server software and Microsoft SQL Server 7.0 as the database software. In order to enforce security and authentication, we are using Verisign certificates for its secure sockets layer. We are also using PayLink Pro for its e-commerce software solution. Our web site was developed using HTML (hyper-text mark-up language) and ASP (active server pages) for the front end GUI (graphical user interface) representation. The process flow and validation functionality is coded in Visual Basic COM (component object model) objects and Microsoft SQL Server stored procedures.

Privacy

      Individuals’ medical records and other information flow through our web site and we intend that the information provided by our subscribers will remain secure and private. Recently, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) has been enacted and effective became as of April 14, 2001. HIPAA is a privacy rule that, among other purposes, creates a framework for ensuring the safety, security and integrity of electronically stored and transmitted healthcare information. HIPAA has the following three goals: (1) to control inappropriate use of individuals’ personal health information and provide individuals with access to his or her personal health information, (2) to improve the quality of healthcare by creating a trust among patient, providers and organizations and (3) to establish a national healthcare framework that will improve the efficiency of delivery healthcare to patient. Additional legislation may be adopted at the federal or state level that may restrict the availability of medical records. We have accomplished privacy for our members by having a two-tier system that combines leading technical safeguards and a code of conduct for those employees that are permitted access to our customers’ information. Technically, we use Secure Sockets Layer encryption technology to help ensure the integrity and privacy of our information. Encryption technology is used to code information on the web so it may not be seen by unauthorized individuals. As additional security measures, we keep all information physically separate. The customer’s password is encrypted and stored on a separate database. Only our authorized employees are permitted to access the information through the authentication of a thumbprint and a token. We have instituted a policy whereby all of our employees are required to abide by our privacy policy and those employees who violate the policy are subject to disciplinary action. Consumers or health professionals may not accept our assurances of security, which will impede our ability to market our products and services.

Business Strategy

      Our objective is to establish the PDQ brand, as well as our other branded products and services. Our strategy is to create a strong brand for which consumers will pay a yearly membership fee to have access to our services. We also intend to enhance our brand through association with other leaders in the consumer healthcare industry. We intend to allocate significant resources to further develop and build brand recognition.

      We have a medical management advisory board comprised of known health professionals who will help guide MedStrong’s strategies and tactics. As our brand recognition increases, we intend to offer additional products and services, although these products and services have not yet been developed or implemented.

      We believe that our tools and features will encourage consumers to visit our web site frequently and increase the likelihood that consumers will select our web site as their preferred source for health related issues.

Key Success Strategies

      To be successful, our web site and its accompanying product and services, branded or co-branded, must be timely and topical for its prospects and the communities they represent. In addition, the underlying element must be the creation of user value at an acceptable price.

      We expect PDQ and system of medical records online programs to provide an advantage over the current manual movement and cost of securing patient records.

      Our marketing activities will include the following features:

•	Co-marketing our product brands with key strategic partners, such as AOL, major banks, insurance companies, AARP and American Express, who are looking for timely products and offers which interest their customers. A direct “big account” sales team will be utilized to approach large, multiple opportunity partners

•	Early stage, direct mail will target physician, dental and healthcare organizations and groups

•	We will promote our services at medical industry shows

•	Advertising in selected trade publications will be used to build brand awareness and for lead generation for the business-to-business segment, both medical as well as employee benefit prospects

•	Patient/consumer publications will be used to build brand awareness and lead generation among consumers

Web-Based Advertising

      Critical to producing visibility and traffic is the use of the internet for advertising. We plan to have a campaign which will increase traffic and contribute to “brand recognition” and “brand loyalty” through a combination of search engine listings with meta-tags that produce search results in the top 10 on listings for health and fitness information. Mega-tags is a coding method attached to a web site to make it appear sooner in a search engine’s listing.

Competition

      The online healthcare market is evolving rapidly and becoming intensely competitive and we expect that such competition will only continue to escalate. Barriers to joining the market are minimal, allowing current and future competitors to launch web sites. We must compete with operating medical information and medical records web sites, including drkoop.com, webmd.com, IDMedical.com and PersonalMD.com. The listed competitors are all presently operating and at least 2 of them have programs which are similar to PDQ and our other intended products and services. Since these web sites are presently available, we will have to attract the attention of consumers who have not already committed to these competing services in order to build our customer base. Thus, our marketing efforts must be more effective than those of our competitors.

      In addition, MedStrong has identified the following organizations among its potential competitors: McKesson HBOC, Inc., National Data Corporation, Shared Medical Systems Corp. (Subsidiary of Siemans Corp), Cerner Corporation, and IDX Systems Corporation.

      We believe that our web site will have considerable appeal to the consumer and health professionals, but we may not be able to overcome our competitors.

MANAGEMENT

Directors and Executive Officers

      We have a board of directors comprised of 6 members. Each director holds office until the next annual stockholders meeting or until a successor is duly elected or appointed. The members of our board of directors and our executive officers are:

Name	Age	Position

Jerry R. Farrar	64	Director, Chief Executive Officer and President

Joel San Antonio	48	Director and Chairman of the Board

David L. Knowlton	54	Director

Ronald Glime	56	Director, Chief Financial Officer, Secretary and Treasurer

David Scotch	62	Director

Jeffrey D. Mamorsky	55	Director

Lee Roberts	33	Vice President, Chief Technology Officer and Assistant Secretary

Brenda Farrar	60	Vice President of Communications and Sales Center Operations

Jerry R. Farrar

      Mr. Farrar is an executive with extensive background in both the financial services and technology fields. He served as founder and chief strategist from September 1998 to September 2000 for CarsDirect.com, the e-commerce leader of online automobile sales, including finance and insurance services. Mr. Farrar developed and supported critical path strategies resulting in excess of $300 million of pre-IPO funding from the private investment community. He was President and Chief Executive Officer from January 1993 to September 1998 of Financial Technology, Inc., a financial insurance company. He has led five start-up companies in the financial services field. He was appointed to serve on the faculty of the World Auto Congress. He authored the comprehensive History of the Vehicle Service Contract for the White House and has been honored as a finalist in the Ernst and Young and Inc. Magazine entrepreneur of the year awards. Mr. Farrar has been retained by MedStrong under a three-year employment agreement. Mr. Farrar and Brenda Farrar were formerly married and are now divorced.

Joel San Antonio

      Mr. San Antonio began his career as co-founder of a business in the women’s fashion industry. In 1983, Mr. San Antonio and his partner exited the fashion industry and founded Warrantech Corporation, a third party administrator of service contracts and extended warranty programs. The company went public in 1984 and, in September 1997, was recognized by Fortune Magazine as one of the “100 Fastest Growing Companies in America”. Today, Mr. San Antonio serves as Chairman of the Board and Chief Executive Officer of Warrantech Corporation and each of its operating subsidiaries. In addition, he was a founder of Corniche Group, Inc., a provider of insurance products and services, and served as a director from May 1998 through September 1999. Mr. San Antonio is a member of the Southwestern Connecticut Area Commerce and Industry Association and the Young Presidents’ Organization, Inc. A recipient of many industry awards, he was a national finalist in Ernst & Young’s 1998 “Entrepreneur of the Year” program. He is also involved in a variety of philanthropic and charitable activities and is a member of the Metropolitan Museum of Art and the Stamford Theater for the Performing Arts.

David L. Knowlton

      Mr. Knowlton is the founder and Chief Executive Officer of ElderPairs, Inc. a company founded in 1999 that is intended to provide an Au Pair-type live-in support for elderly clients. He is also a principal of Knowlton & Associates, a healthcare consulting company founded in 1999. Since 1991, Mr. Knowlton has served as a director and was a founder of Healthcare Payers Coalition of New Jersey and presently serves as the Chair of the Quality and Data Committee. From 1996 to 1999, Mr. Knowlton was the Vice President of The MILX Group, Inc. a publicly-traded diversified company where he was President of a wholly-owned subsidiary, The MILX Healthcare Group. From March 16, 2001 to April 5, 2001, Mr. Knowlton was president of MedStrong.

Ronald Glime

      Mr. Glime began his career with Life Investors Insurance Company of America developing and marketing a national program of consumer products sold through a network of automobile dealers. He moved to American Warranty Corporation in 1978, resigning as its Chief Executive Officer in 1982. From 1983 through February 1991, Mr. Glime owned and operated an independent general insurance agency, managing over thirty sales people whose efforts resulted in the agency being consistently recognized as a leading national producer of vehicle service contracts. In 1991, he joined Warrantech Automotive, Inc. (formerly known as Warrantech Dealer Based Services, Inc.) as Regional Sales Manager and assumed the office of President in October 1992. He held this position until March 1999 at which time he assumed the office of President of U.S. and Canadian Operations for Warrantech Corporation, a publicly traded company. Mr. Glime has been recognized on a number of occasions for his achievements as a businessman.

Lee Roberts

      Mr. Roberts founded and has been the principal stockholder since January 1998 of Dominion Technology Partners, Inc., a Dallas-based provider of management information systems, with whom we have a capital lease for computer equipment and a contract for the maintenance and service of MedStrong’s web site. Mr. Roberts was a director of Computer Language Research, a software development company from June 1997 to July 1998. Mr. Roberts was a Manager of IMCO Recycling, Inc. an aluminum recycling company from February 1995 to June 1, 1997. Mr. Roberts received his masters degree in management information systems from Texas Tech University. Mr. Roberts was a key member from December 1993 to February 1995 of Arthur Andersen Consulting Company’s system development team that focused on the medical field. Mr. Roberts has engineered and executed key systems for companies such as Computer Language Research, BankOne, Warrantech, Progressive Database Systems, MedSynergies, Patriot American, Arthur Andersen Consulting Company and Motorola.

Brenda Farrar

      Ms. Farrar was a director of CarsDirect.com from September 1998 to July 2000. She directed and engineered the growth of CarsDirect.com’s e-commerce sales center from six sales people to one-hundred-fifty sales people selling $600 to $800 million worth of vehicles, per month excluding financing and insurance. In the CarsDirect.com’s start-up period, she constructed systems to streamline the delivery and fulfillment process. Ms. Farrar was a Vice President of Financial Technology, Inc. from January 1993 to September 1998. Ms. Farrar and Jerry Farrar were formerly married and are now divorced.

David Scotch, M.S., M.D.

      Dr. Scotch is licensed to practice medicine in the State of New York. Since 1998, Dr. Scotch has served as the Vice Dean for New York University School of Medicine and the Vice Dean for Faculty Affairs of New York University School of Medicine, responsible for various academic and administrative matters, including the operations of personnel and maintenance, the allocation of resources. Dr. Scotch served on the Admissions Committee and the Education and Research Committee and acted as a representative of the Dean’s Office to the Faculty Council and to the Faculty Promotions and Tenure Committee. From 1972 to 1998, Dr. Scotch served as the Associate Dean of New York University School of Medicine. Dr. Scotch holds a B.A from Boston University, a M.D. from New York University School of Medicine and a M.S. from Massachusetts Institute of Technology, Sloan School of Management.

Jeffrey D. Mamorsky

      Mr. Mamorsky is an attorney admitted to practice law in the State of New York as of 1972 and the District of Columbia as of 1978. He is a partner of the law firm Greenberg Traurig, LLP and chairman of the firm’s Employee Benefits Group. He holds a B.A. from New York University, a J.D. from New York Law School and an L.L.M in Taxation from New York University School of Law.

Medical Advisory Board

Name	Age

Dr. Robert K. Bier	71

Dr. Joseph Ponticiello	38

Dr. Ervin Braun	46

Dr. Samuel J. Brodsky	50

Robert K. Bier, M.D.

      Dr. Bier is a radiologist licensed to practice medicine in California. Dr. Bier has been practicing radiology with the Harborside Radiologic Medical Group since June 1997. Dr. Bier was a diagnostic radiologist from July 1995 to November 2000 with Health Care Partners. He has over 35 years of medical experience in general medicine, diagnostic radiology and radiation medicine He has trained at Harbor-UCLA in radiology and has worked in both academics and private practice of radiology. Dr. Bier has trained residents in MRI at King Drew Medical Center. Dr. Bier holds a M.D. from the University of Brussels and formally served as Chief of Radiology at St. Francis Medical Group. Prior to retirement, he was a member of the Los Angeles Radiological Society and the American Medical Association.

Joseph Ponticiello, M.D.

      Dr. Ponticiello is a doctor of emergency medicine licensed to practice medicine in the State of New York. Since 1998 he has served as the Associate Director of the Department of Emergency Medicine at New York United Hospital. From 1996 to 1998, Dr. Ponticiello was an attending physician in the Emergency Medical Department at Montefiore Medical Center, Bronx, New York and was an Assistant Professor of Emergency Medicine at the Albert Einstein College of Medicine. Dr. Ponticiello holds a B.A. from S.U.N.Y. Binghamton and a M.D. from S.U.N.Y. Stony Brook.

Ervin Braun, D.M.D.

      Dr. Braun is a dentist licensed to practice dentistry in the State of Connecticut. Since July 1983, Dr. Braun has practiced in his own private practice in Darien, Connecticut. Dr. Braun has special training in Prosthodontics and has had the opportunity to do a fellowship in Maxillo-Facial Prosthetics at Memorial Sloan-Kettering Cancer Center. Dr. Braun holds a B.S. from Fairleigh Dickinson University and a Doctor of Medical Dentistry from the University of Pennsylvania School of Medicine.

Samuel J. Brodsky, M.D.

      Dr. Brodsky is a cardiologist licensed to practice medicine in the State of Connecticut. Since 1982, Dr. Brodsky has practiced medicine with the Cardiology Associates of Fairfield County in Stamford, Connecticut. He holds a B.A. from Boston University and a M.D. from State University of New York, Upstate Medical Center. Dr. Brodsky is a member of the American College of Cardiology, the Council on Clinical Cardiology of the American Heart Association.

Executive Compensation

			Long-term
			Compensation
			Awards

	Annual Compensation		Securities
			Underlying
Name and Principal Position	Salary ($)	Bonus ($)	Options ($)

Jerry R. Farrar	150,000	50,000	(1)

(1)	Mr. Farrar is entitled to be granted annual options for $333,000 worth of common stock. The value is not determinable at this time.

Employment Agreements

      In January 2001, MedStrong and Jerry R. Farrar entered into a 3 year employment agreement pursuant to which Mr. Farrar became the President and Chief Executive Officer of MedStrong. The employment agreement provides for a base salary of $150,000 with a minimal annual 5% increase. Mr. Farrar will also receive a $50,000 signing bonus that will be paid by MedStrong within 30 days of MedStrong receiving $1,000,000 in capital from any source. Mr. Farrar will also be eligible to receive an annual incentive bonus that will not exceed his salary. MedStrong together with Mr. Farrar will determine the criteria for this incentive bonus. Mr. Farrar will be granted options to purchase up to $333,000 worth of shares of common stock under a company incentive stock option plan that will be organized at a time after the registration of the common stock becomes effective at a price that will be determined based upon the market value of the company’s common stock on the date the options are granted by the board of directors. The options will vest over the term of Mr. Farrar’s employment. Mr. Farrar will receive additional benefits including medical insurance, group term life insurance and automobile expenses.

Employee Benefit Plans

      We intend to adopt an incentive stock option plan. MedStrong reserved 2,000,000 shares of common stock to be available for options under the stock plan. The stock plan may be administered by the board of directors or a committee thereof who will have the power to determine the terms of the options granted, including exercise price of the options, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. The administrator will also have the authority to amend, suspend or terminate the stock plan. We intend that the options granted under the stock plan will not be transferable by the optionee, and each option will be exercisable during the lifetime of the optionee only by such optionee.

Certain Transaction

      In the future, if we intend to enter into any material transactions or loans with any officer or director, or any company owned by any officer or director, we will do so on terms that are no less favorable to us than those that can be obtained from unaffiliated third parties and any forgiveness of any such loans must be approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to independent counsel. Currently we have an agreement with Dominion Technology Partners having an initial term of 12 months. Lee Roberts, our Vice President, Chief Technology Officer and Assistant Secretary is the majority owner and President of Dominion Technology Partners. Our present arrangements with Dominion Technology Partners were approved by our entire board including all disinterested and independent directors. Compensation that we pay to Dominion Technology Partners is a one time set up fee of $800, then $2,950 per month for 12 months for lease of computer equipment under a capital lease and an additional $1.50 per month per member for additional management services.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 10, 2001, by:

•	Each person (or group of affiliated persons) who is known by MedStrong to beneficially own 5% or more of our common stock

•	Each director of MedStrong

•	Each of the named executive officers of MedStrong

•	All directors and executive officers of MedStrong as a group

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

      The number and percentage of shares beneficially owned prior to this offering are based on 26,170,000 shares of common stock issued and outstanding as of July 10, 2001, plus 170,000 shares of common stock issuable since our debt has not been repaid as of July 10, 2001.

      The number and percentage of shares beneficially owned after this offering are based on the 26,170,000, plus the 8,000,000 sold in this offer plus 340,000 shares of common stock issuable if the debt has not been repaid by December 31, 2001.

	Shares Beneficially Owned		Shares Beneficially Owned
	Prior to this Offering		After this Offering

Name and Address of Beneficial Owner	Number	Percent	Number	Percent

Directors and Executive Officers:

Jerry R. Farrar(1)	2,000,000	7.6	2,000,000	5.8

Joel San Antonio(2)	13,320,000	50.6	13,320,000	38.5

David L. Knowlton(8)	300,000	1.1	300,000	0.9

Ronald Glime(3)	1,000,000	3.8	1,000,000	2.9

Lee Roberts(4)	1,370,000	5.2	1,370,000	4.0

David Scotch(5)	300,000	1.1	300,000	0.9

Jeffrey D. Mamorsky(6)	300,000	1.1	300,000	0.9

Brenda Farrar(7)	250,000	0.9	250,000	0.7

All current directors and executive officers of MedStrong as a group (8 persons)	18,840,000	71.5	18,840,000	54.5

5% Stockholder:

Charles Stiene(9)	4,000,000	15.1	4,000,000	11.6

(1)	Mr. Farrar’s address is c/o MedStrong International Corporation, 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, CA 90274.

(2)	This includes the 500,000 shares owned by Mr. San Antonio’s son Jonathan San Antonio, the 500,000 shares owned by Mr. San Antonio’s son Brandon San Antonio, the 500,000 shares owned by Mr. San Antonio’s wife. Mr. San Antonio’s address is c/o Warrantech Corporation, One Canterbury Green, Stamford, CT 06901.

(3)	Mr. Glime’s address is 2101 Highgate Drive, Colleyville, TX 76034.

(4)	This includes the 520,000 shares owned by Mr. Robert’s wife and the 200,000 shares owned by Mr. Robert’s son. Mr. Roberts is the Vice President and Chief Technology Officer and Assistant Secretary of our company. Mr. Roberts is also the majority owner and president of Dominion Technology Partners, which provides technology services to us. Mr. Robert’s address is 5900 Shorefront Lane, Flower Mound, TX 75022.

(5)	Dr. Scotch’s address is 34 Ravenwood Drive, Weston, CT 06883.

(6)	Mr. Mamorsky’s address is c/o Greenberg Traurig, LLP, MetLife Building, 200 Park Avenue, New York, NY 10166.

(7)	Ms. Farrar’s address is c/o MedStrong International Corporation, 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, CA 90274.

(8)	Mr. Knowlton’s address is 324 South Main Street, Pennington, NJ 08534.

(9)	Mr. Stiene is one of the founding stockholders of our company. Mr. Stiene’s address is 119 Sea Cove Road, Northport, NY 11768.

DESCRIPTION OF SECURITIES

      Our authorized capital stock consists of 75,000,000 shares of common stock, par value $.001 per share.

Common Stock

      There are currently 26,170,000 shares of our common stock issued and outstanding and 170,000 shares of common stock required to be issued to the note holders upon their request and payment of $.01 per share. Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders. The shares of common stock do not have cumulative voting rights, which means that holders of more than 50% of the shares of common stock voting for the election of directors can elect all the directors and, therefore, our present stockholders can elect all of the directors even after this offering.

      The holders of common stock are entitled to receive pro-rata such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. However, we presently intend to reinvest any earnings instead of paying cash dividends to holders of common stock. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share pro-rata in all assets remaining after payment of liabilities. Shares of common stock have no preemptive, conversion, or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Unit Warrants

      There are currently no warrants outstanding. Each warrant purchased in this offering gives its holder the right to purchase one share of common stock at $.75. The warrants will be exercisable at any time after the date of this prospectus until December 31, 2004.

      A maximum of 8,000,000 shares of common stock are issuable upon the exercise of the warrants.

      If our common stock trades for at least 5 consecutive trading days at a price of $1.50 or more, we will have the right to call the warrants at a price of $.01 per warrant unless an investor chooses to exercise his or her warrants at that time.

Notes

      Through a private debt offering in December, 2000, our company raised $250,000 by issuing 10 notes of $25,000 to 10 individual accredited investors. The investors have the right to acquire shares of the common stock at $.01 per share until MedStrong pays off the notes. Each note holder has the right to acquire 5,000 shares for each month that the notes are not paid.

      Through a private debt offering in May, 2001, we raised an additional $125,000, with no attached right to purchase shares of common stock or any other equity interest.

      As of July 10, 2001, 170,000 shares of common stock were issued to the note holders. As of July 10, 2001, the note holders are entitled to purchase up to an additional 170,000 shares of common stock for $1,700.

PLAN OF DISTRIBUTION

      We have entered into a placement agreement with Robert M. Cohen & Co., Inc., a securities broker-dealer, who is a member of the National Association of Securities Dealers, Inc. The subscription amount of $.50 per unit must be paid by check made payable to “MedStrong International Company Escrow Account” or by wire transfer. Funds will be collected and deposited into an escrow account at U.S. Trust Company, National Association and will be paid over to the company at periodic closings, expected to occur once every 2 weeks. The purpose of the escrow is simply to facilitate the closing process and release from escrow is not dependent upon our raising any specific amount in this offering. Certificates for shares subscribed for and warrants will be issued as soon as practicable after each closing. The placement agent will sell the units to the public on MedStrong’s behalf on a “best efforts” basis, with no required minimum. Therefore, if we do not raise enough money to continue our business we will not return your investment to you. We will pay the placement agent a 10% commission for each unit the placement agent sells and pay for up to $50,000 of expenses incurred in connection with the sale of the units by the placement agent. The placement agent will also receive warrants to purchase units. The price of the units has been determined solely by us, and does not bear any direct relationship to our assets, operations, book value or other established criteria of value. No one has agreed to buy any of our units and there is no assurance that any sales will be made. We have the right to accept or reject any subscriptions for units in whole or in part.

      Upon the effective date of this prospectus, MedStrong has agreed to give to the placement agent warrants to purchase up to 800,000 units at $.75 per unit. Upon the exercise of a warrant and the payment of the exercise price, the placement agent will acquire one share of common stock and a warrant to purchase one share of common stock exercisable at $.75 per share. All of these warrants will be exercisable at any time one year from the effective date of this prospectus until 3 years from the effective date of this prospectus. The warrant and underlying securities are restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of this prospectus, except for transfers to officers and partners of the placement agent.

      If the common stock trades for at least 5 consecutive trading days at a price of $1.50 or more, we will have the right to call the warrants received upon exercise of the placement agent’s warrants at a price of $.01 per warrant unless the placement agent chooses to exercise at that time.

      The placement agent’s warrants and the underlying securities will not be registered at this time. The placement agent will have certain piggyback rights to cause the registration of these securities if MedStrong effects a registration of its securities by December 31, 2004. The placement agent has no demand registration rights.

      The placement agreement provides that MedStrong will indemnify the placement agent against certain liabilities under the Securities Act of 1933, as amended, or will contribute to payments that the placement agent may be required to make in respect thereof.

      The placement agreement provides that we will cause all of our officers and directors and certain others to enter into a “lock up” agreement not to sell, pledge, hypothecate, transfer, or otherwise dispose of any shares of common stock owned by them, for a period of 18 months from the effective date this prospectus without prior written consent of the placement agent. The shares subject to the lock up consist of a minimum of 26,600,000 shares owned or to be owned by current stockholders and the holders of the notes.

      The placement agent does not intend to sell any of the units to accounts for which it exercises discretionary authority. The placement agent has no right to designate or nominate a member of our board of directors.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has not been any public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of equity securities. See “Risk Factors — There will be a significant number of shares eligible for future sale and this may hurt the market price of our shares.”

      Upon the closing of this offering, and assuming all the units are sold, we will have an aggregate of approximately 34,170,000 shares of common stock outstanding, plus there are going to be approximately 170,000 shares of common stock issuable to our note holders since their notes are not going to be paid in full as of the effective date of this prospectus. Of the outstanding shares, the shares sold in this offering will be freely tradable, except that any shares held by officers, directors or persons who hold 10% of our shares of common stock may only be sold in compliance with the limitations described below. Of these shares, the 8,000,000 shares being offered hereby will be freely tradable. The remaining 26,170,000 shares of common stock plus the 170,000 shares issuable to the note holders will be deemed “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

Number
of Shares

After the date of this prospectus	8,000,000

After exercise of all warrants (including placement agent’s warrants)	9,600,000

After 18 months from the date of this prospectus (subject, in some cases, to volume limitations)	26,600,000

      In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an officer, director or person who hold 10% of our shares of common stock at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate, such person’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

      MedStrong’s directors and officers and certain stockholders who hold shares in the aggregate have agreed that they will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock without the prior written consent of the placement agent for a period of eighteen months from the date of this prospectus. Please see “Plan of Distribution.” In addition, we may issue shares of common stock in connection with any acquisition of another company if the terms of such issuance provide that such common stock shall not be resold prior to the expiration of the eighteen months referenced in the preceding sentence. See “Risk Factors — There will be a significant number of shares eligible for future sale and this may hurt the market price of our shares.”

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for MedStrong by Tannenbaum Helpern Syracuse & Hirschtritt LLP, 900 Third Avenue, New York, New York 10022. Tannenbaum Helpern Syracuse & Hirschtritt LLP owns 100,000 shares of our common stock. Certain legal matters in connection with this offering will be passed upon by for the placement agent by Atlas Pearlman, P.A., 350 Las Olas Boulevard, Suite 1700, Ft Lauderdale, FL 33301.

OFFICE

      We are leasing an executive office located at 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, California 90274. The term of the lease is 3 years, and the term began on January 2, 2001. The premises consists of 3,073 rentable square feet which shall be increased by 610 rentable square feet once the landlord completes certain improvements. The first year’s rent for the premises is $6,146 per month or $73,752 per year. The rent will increase annually by 4%.

      We provided the landlord with a security deposit of $44,196, which is 6 months rent, which will be applied towards the last 6 months of the lease term.

      When the landlord completes certain improvements, the rent for the first year will increase to $7,366 per month or $88,392 per year.

LITIGATION

      We are not a party to any litigation and we have no knowledge of any pending or threatened litigation against us.

EXPERTS

      The financial statements of MedStrong International Corporation as of December 31, 2000 included in this prospectus have been audited by Weinick Sanders Leventhal & Co., LLP independent certified public accountants, as set forth in their report of such financial statements, and are included in this prospectus in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

INVESTOR SUITABILITY STANDARDS

APPLICABLE IN CERTAIN STATES

      California and Oregon — Each investor must have either (i) a liquid net worth of not less than $75,000 and a gross annual income of not less than $50,000 or (ii) a liquid net worth of $150,000 and the amount each investor is investing in our company does not exceed 10% of the investor’s net worth. For purposes of this paragraph, the meaning of “liquid net worth” excludes home, home furnishings and automobiles.

ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission a Registration Statement on Form SB-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

      You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the Registration Statement, are also available to you on the Securities and Exchange Commission’s Web site (http://www.sec.gov).

      As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the common stock for the quotation on the Nasdaq over the counter market, such reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

MEDSTRONG INTERNATIONAL CORPORATION

(A Development Stage Company)

FINANCIAL STATEMENTS

March 31, 2001
(Unaudited)

INDEX

Page No.

FINANCIAL STATEMENTS:

Balance Sheet as at March 31, 2001 (Unaudited)	I-2
Statement of Operations

For the Three Months Ended March 31, 2001 (Unaudited)	I-3
Statement of Stockholders’ Capital Deficiency

For the Three Months Ended March 31, 2001 (Unaudited)	I-4
Statement of Cash Flows

For the Three Months Ended March 31, 2001 (Unaudited)	I-5

Notes to Financial Statements (Unaudited)	I-6 – I-12

MEDSTRONG INTERNATIONAL CORPORATION

(A Development Stage Company)

BALANCE SHEET

March 31, 2001
(Unaudited)

ASSETS

Current assets:

Cash		$13,421

Property and equipment, at cost, less Accumulated depreciation of $2,285		68,005

Other assets:

Security deposit	$44,196

Deferred registration costs	87,521

Total other assets		131,717

		$213,143

LIABILITIES AND STOCKHOLDERS’ CAPITAL DEFICIENCY

Current liabilities:

Notes payable	$250,000

Accounts payable	13,016

Loan payable — equipment	33,202

Due to stockholder	59,500

Accrued expenses	86,051

Total current liabilities		$441,769

Deferred rent		747
Commitments and contingencies

Stockholders’ capital deficiency:
Common stock — $.001 par value
Authorized — 75,000,000 shares

Issued and outstanding — 26,000,000 shares	26,000

Additional paid-in capital	72,250

Deficit accumulated in the development stage	(327,383)

Stock subscriptions receivable	(240)

Total stockholders’ capital deficiency		(229,373)

		$213,143

See notes to financial statements.

MEDSTRONG INTERNATIONAL CORPORATION

(A Development Stage Company)

STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2001
(Unaudited)

Revenues		$—

Operating expenses:

Executive compensation	$37,500

Other compensation	28,804

Fringe benefits	5,376

Rent	19,185

Insurance	3,673

Office	7,543

Legal	10,000

Selling	10,000

Telephone and telex	6,046

Travel and entertainment	17,923

Depreciation	2,285

Total operating expenses		148,335

Loss from operations		(148,335)

Other expenses:

Financing costs	96,750

Interest	3,141

Total other expenses		99,891

Net loss		$(248,226)

Per share data:

Net loss per share — basic and diluted		$(0.01)

Weighted average shares outstanding — basic and diluted		26,000,000

See notes to financial statements.

MEDSTRONG INTERNATIONAL CORPORATION

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ CAPITAL DEFICIENCY

For the Three Months Ended March 31, 2001
(Unaudited)

				Deficit
				Accumulated		Total
	Common Stock		Additional	in the	Stock	Stockholders’
			Paid-in	Development	Subscriptions	Capital
	Shares	Value	Capital	Stage	Receivable	Deficiency

Balance at December 31, 2000	26,000,000	$26,000	$14,700	$(79,157)	$(26,000)	$(64,457)

Payments of stock subscriptions	—	—	—	—	25,760	25,760

Fair value of purchase rights to be issued in private placement	—	—	57,550	—	—	57,550

Net loss	—	—	—	(248,226)	—	(248,226)

Balance at March 31, 2001	26,000,000	$26,000	$72,250	$(327,383)	$(240)	$(229,373)

See notes to financial statements

MEDSTRONG INTERNATIONAL CORPORATION

(A Development Stage Company)

STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2001
(Unaudited)

Cash flows from operating activities:

Net loss		$(248,226)

Adjustments to reconcile net loss to net cash used in operating activities:

Compensatory element of note holders purchase rights	$57,550

Amortization of deferred financing costs	39,200

Depreciation	2,285

Deferred rent	747

Increase (decrease) in cash flows as a result of changes in asset and liability account balances:

Prepaid rent	6,146

Due to stockholder	(15,620)

Accounts payable	13,016

Accrued expenses	13,433

Total adjustments		116,757

Net cash used in operating activities		(131,469)

Cash flows used in investing activities:

Purchase of property and equipment		(37,088)

Cash flows provided by financing activities:

Proceeds from notes payable	175,000

Payments of financing costs	(28,200)

Payments of stock subscriptions	25,760

Deferred registration costs	(15,000)

Net cash provided by financing activities		157,560

Decrease in cash		(10,997)

Cash at beginning of period		24,418

Cash at end of period		$13,421

Supplemental Disclosures of Cash Flow Information:

Cash paid during the period for:

Interest		$—

Income taxes		$—

Schedule of Noncash Operating, Investing and Financing Activities:

Referred registration costs		$72,521

Fair value of purchase rights issued in private placement		$57,550

Capital lease equipment financed		$33,202

See notes to financial statements.

MEDSTRONG INTERNATIONAL CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

March 31, 2001
(Unaudited)

Note 1 — Plan of Organization.

      (a)  Organization and Presentation of Financial Statements: MedStrong International Corporation (the “Company”) was incorporated in the State of Delaware on May 19, 2000 as Medical Records by Net, Inc. On October 17, 2000, its name was changed to Lifelink Online, Inc. In January 2001, its name was again changed to MedStrong Corporation. Finally, on March 9, 2001, the Company’s name was changed to MedStrong International Corporation. At March 31, 2001, the Company has not generated any revenues and did not carry on any significant operations. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has a working capital deficiency of $428,348 and capital deficiency of $229,373 at March 31, 2001. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management’s efforts have been directed toward the development and implementation of a plan to generate sufficient revenues in the medical information storage industry to cover all of its present and future costs and expenses. This plan includes, among other things, the creation of a Web site designed to provide its subscribers with a broad range of medical and healthcare services. Management believes that its proposed plan will generate sufficient revenues that will cover its costs and expenses. The creation and marketing of the Web site as proposed in its plan is, according to management, dependent on a successful proposed public offering of the Company’s common stock.

      (b)  Principal Business Activity: The Company intends to be a provider of medical, health and fitness information and services through the Internet. The Company intends to create an Internet community with revenues from individuals subscribing to the Company’s service either directly or through affiliations with healthcare providers, insurance companies, HMOs, physicians, hospitals, corporations, governmental agencies, etc., as well as from links to advertising, physician referrals, drug and vitamin sales via the online eStore that the Company intends to have on the Web site.

Note 2 — Summary of Significant Accounting Policies.

      (a)  Basis of Presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, the statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial position as of March 31, 2001 and the results of operations and cash flows for the three months ended March 31, 2001. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year.

      (b)  Revenue Recognition: Through March 31, 2001, the Company did not have revenues and was in the development stage. The Company will recognize revenues, if any, in accordance with accounting principles generally accepted in the United States of America. Membership fees will be earned on a pro-rata basis throughout the life of the membership. Revenues from the Company’s eStore will be recognized at the date of shipment to the member.

      (c)  Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

      (d)  Property and Equipment: Property and equipment are carried at cost less accumulated depreciation. When assets are sold or retired, the cost and related accumulated depreciation is eliminated

MEDSTRONG INTERNATIONAL CORPORATION
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and replacements which substantially extend the lives of the assets are capitalized.

      Depreciation is computed on the straight-line method over the useful live ranging from 3 to 7 years. Leasehold improvements are amortized over the shorter of the useful life of the improvement or the life of the related lease.

      (e)  Income Taxes: The Company has adopted Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes” at its inception. Under SFAS 109, the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amount and the tax basis of assets and liabilities using presently enacted tax rates.

      (f)  Earnings Per Share: The Company adopted Statement of Financial Accounting Standards No. 128, “Earning Per Share”. Basic earnings per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net income available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive securities outstanding. For the three months ended March 31, 2001, diluted earnings per share is not presented as it is anti-dilutive.

      Below is the calculation of basic and diluted earnings per share at March 31, 2001:

Net loss available to stockholders	$(248,226)

Weighted average shares outstanding — basic and diluted	26,000,000

Net loss per share — basic and diluted	$(0.01)

      (g)  Recently Issued Accounting Pronouncements: The Financial Accounting Standards Board Issued Statement of Financial Accounting Standards No. 130 — “Reporting Comprehensive Income”, No. 131 — “Disclosures about Segments of an Enterprise and Related Information”, No. 132 — “Employer’s Disclosures about Pension and Other Postretirement Benefits” and No. 133 — “Accounting for Derivative Instruments and Hedging Activities”. Management does not believe that the effect of implementing these new standards will be material to the Company’s financial position, results of operations and cash flows.

MEDSTRONG INTERNATIONAL CORPORATION
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 3 — Property and Equipment.

      Property and equipment at March 31, 2001 consist of the following:

Office equipment	$49,300

Furniture and fixtures	17,145

Leasehold improvement	3,845

70,290

Less: accumulated depreciation	2,285

$68,005

Included in office equipment is a capital lease:

Cost:	33,202

Accumulated Amortization:	1,383

$31,819

Note 4 — Notes Payable.

      On December 20, 2000, the Company initiated a private placement offering to raise capital in order to fund the creation of its Web site. The offering consists of up to ten $25,000 notes bearing interest at 5% per annum payable in sixty (60) days from issuance. Each note holder has the right to purchase 10,000 shares of the Company’s common stock at $.01 per share after the first sixty (60) days that the note is outstanding and then 5,000 shares at the end of each additional thirty (30) day period. The variance between the purchase rights exercise price per share and the fair value of the securities acquired will be charged to operations as additional interest. Additionally, the placement agent was paid $28,200, representing ten percent (10%) of the proceeds of the offering, plus out-of-pocket expenses. Amortization of deferred financing costs is charged to operations over the sixty (60) day term of the notes.

      At March 31, 2001, the Company sold all the notes. Interest expense on these notes amounted to $2,920 for the three months ended March 31, 2001. The variance between exercise price of the rights sold and the fair value of the common shares is $0.49 per share aggregating $57,550 has been recorded as additional interest on the notes. The fair value of the purchase rights was based upon the anticipated per share value of the common shares to be sold in a proposed public offering.

      At March 31, 2001, the note holders were entitled to receive purchase rights to acquire an additional 147,450 common shares for $1,475. Management does not anticipate repaying the notes prior to July, 2001 at which time the note holders would have received purchase rights for an aggregate of 350,000 shares of the Company’s common stock for $0.01 per share. If the notes are not repaid by December, 2001, then the note holders will have purchase rights to an aggregate of 600,000 common shares.

Note 5 — Capital Lease — Equipment.

      In March 2001, the Company leased computer equipment under a capital lease from Dominion Technology Partners whose majority shareholder and President is the Company’s Vice President, Chief Technology Officer and Assistant Secretary. The equipment is being financed by capital lease payable in monthly installments through March 2002 of $2,950 including interest at 12% per annum.

MEDSTRONG INTERNATIONAL CORPORATION
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 6 — Related Party Transactions.

      At March 31, 2001, the Company was indebted to its Chief Executive Officer in the amount of $9,500 for expenses incurred by him on behalf of the Company and $50,000 pursuant to an employment agreement granting him a non-refundable signing bonus which is to be paid from the proceeds of the first $1,000,000 raised in capital for the Company. In January 2001, this officer was paid $11,250 of compensation owed to him at December 31, 2000. In February 2001, the Company repaid an obligation to its Chairman in the amount of $13,870.

Note 7 — Accrued Expenses.

      Accrued expenses at March 31, 2001 consist of:

Professional fees	$72,521

Payroll	10,292

Interest	3,238

$86,051

Note 8 — Deferred Rent.

      The accompanying financial statements reflect rent expense on a straight-line basis over the life of the lease. Rent expense charged to operations differs with the cash payments required under the term of the real property operating lease because of scheduled rent payment increases throughout the term of the lease. The deferred rent liability is the result of recognizing rental expense as required by accounting principles generally accepted in the United States of America.

Note 9 — Income Taxes.

      At March 31, 2001, the Company had a net operating loss carryforward amounting to approximately $327,000 available to reduce future taxable income expiring through the year 2021. Management is unable to determine if the utilization of the future tax benefit is more likely than not and accordingly, the asset of approximately $111,000 has been fully reserved.

      A reconciliation of the statutory income tax effective rate to actual provision shown in the financial statements is as follows:

	For the Three Months Ended
	March 31, 2001

Loss before income taxes	$(248,226)

Computed tax benefit at statutory rate	(84,400)	(34.0)%

Net operating loss valuation reserve	84,400	34.0%

Total tax benefits	$—	—

Note 10 — Employment Agreement.

      On December 15, 2000, the Company entered into an employment agreement with its Chief Executive Officer for a three (3) year term with a base salary of $150,000. The agreement also provides for (i) minimum annual increases in the base salary of at least 5%, (ii) a non-cancelable and fully earned signing bonus of $50,000 which will be paid from the proceeds of the first $1,000,000 in capital raised by the Company, (iii) an incentive bonus to be determined prior to the commencement of each year, and,

MEDSTRONG INTERNATIONAL CORPORATION
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

(iv) stock options to purchase up to $333,000 worth of the Company’s common stock which are to be granted from the Company’s to be created stock option plan at an exercise price equal to the mid point between the bid and ask price of the Company’s common stock on the date of grant.

Note 11 — Capital Stock.

      The Board of Directors on October 17, 2000 memorialized the number of common shares that each original founding stockholder subscribed for at inception. The original stockholders subscribed for 26,000,000 common shares at par of $.001. At March 31, 2001, one designee, Joel San Antonio, owed the Company $240 for his shares.

Note 12 — Commitments and Contingencies.

      (a)  Leases: The Company is obligated under an operating lease for its office and capital lease for equipment. The future minimum lease payments under the leases at March 31, 2000 are as follows:

	Operating	Capital
Years Ending March 31,	Lease	Lease

2002	$78,200	$35,400

2003	92,900	—

2004	71,700	—

Total future minimum lease payments	$242,800	$35,400

Less amounts representing interest:		2,198

		$33,202

      (b)  Initial Sale of The Company’s Securities to the Public: The Company expects to enter into an agreement with an underwriter to offer for sale to the public on a best efforts basis up to 8,000,000 units (each consisting of one share of common stock and one warrant to purchase one share of common stock at a price of $.75 per share) at $0.50 per unit. The underwriter is to receive 10% of the gross proceeds from the offering plus certain warrants and reimbursement of expenses.

      (c)  Maintenance Contract: The Company in March 2001 entered a capital lease with Dominion Technology Partners with a corporation controlled by one of its officers Lee Roberts. The contract requires maintenance and storage fees based upon usage in addition to the monthly lease payment of $2,950 for equipment.

MEDSTRONG INTERNATIONAL CORPORATION

(A Development Stage Company)

FINANCIAL STATEMENTS

December 31, 2000

INDEX

Page No.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	F-2

FINANCIAL STATEMENTS:

Balance Sheet as at December 31, 2000	F-3
Statement of Operations

For the Period From May 19, 2000 (Inception) to December 31, 2000	F-4
Statement of Stockholders’ Capital Deficiency

For the Period from May 19, 2000 (Inception) to December 31, 2000	F-5
Statement of Cash Flows

For the Period From May 19, 2000 (Inception) to December 31, 2000	F-6

Notes to Financial Statements	F-7 – F-11

[WEINICK SANDERS LEVENTHAL & CO., LLP LETTERHEAD]

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

MedStrong International Corporation

      We have audited the accompanying balance sheet of MedStrong International Corporation (A Development Stage Company) as at December 31, 2000 and the related statements of operations, stockholders’ capital deficiency and cash flows for the period from May 19, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MedStrong International Corporation (A Development Stage Company) as at December 31, 2000 and the results of its operations and its cash flows for the period from May 19, 2000 (inception) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 1 to the financial statements, the Company has a working capital deficiency of $127,153 and capital deficiency of $64,457 at December 31, 2000 and as a development stage company has incurred losses since inception. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ WEINICK SANDERS LEVENTHAL & CO., LLP

New York, NY

March 12, 2001

MEDSTRONG INTERNATIONAL CORPORATION

(A Development Stage Company)

BALANCE SHEET

December 31, 2000

ASSETS

Current assets:

Cash	$24,418

Prepaid rent	6,146

Total current assets		$30,564

Other assets:

Security deposit	44,196

Deferred financing costs	18,500

Total other assets		62,696

		$93,260

LIABILITIES AND STOCKHOLDERS’ CAPITAL DEFICIENCY

Current liabilities:

Notes payable	$75,000

Due to stockholders	75,120

Accrued expenses	7,597

Total current liabilities		$157,717

Commitments and contingencies		—

Stockholders’ capital deficiency:
Common stock — $.001 par value
Authorized — 75,000,000 shares

Issued and outstanding — 26,000,000 shares	26,000

Additional paid-in capital	14,700

Deficit accumulated in the development stage	(79,157)

Stock subscriptions receivable	(26,000)

Total stockholders’ capital deficiency		(64,457)

		$93,260

See notes to financial statements.

MEDSTRONG INTERNATIONAL CORPORATION

(A Development Stage Company)

STATEMENT OF OPERATIONS

From May 19, 2000 (Inception) to December 31, 2000

Revenues		$—

Operating expenses:

Executive compensation	$61,250

Legal	13,870

Amortization of deferred financing costs	3,700

Interest	97

Miscellaneous	240

		79,157

Loss before provision for income taxes		(79,157)

Provision for income taxes		—

Net loss		$(79,157)

Per share data:

Net loss per share		$—

Weighted average number of shares outstanding		26,000,000

See notes to financial statements.

MEDSTRONG INTERNATIONAL CORPORATION

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ CAPITAL DEFICIENCY

From May 19, 2000 (Inception) to December 31, 2000

				Deficit
				Accumulated		Total
	Common Stock		Additional	in the	Stock	Stockholders’
			Paid-in	Development	Subscriptions	Capital
	Shares	Value	Capital	Stage	Receivable	Deficiency

Common stock issued to and subscribed to by founders	26,000,000	$26,000	$—	$—	$(26,000)	$—

Fair value of purchase rights to be issued in private placement	—	—	$14,700	—	—	14,700

Net loss	—	—	—	$(79,157)	—	(79,157)

Balance at December 31, 2000	26,000,000	$26,000	$14,700	$(79,157)	$(26,000)	$(64,457)

See notes to financial statements.

MEDSTRONG INTERNATIONAL CORPORATION

(A Development Stage Company)

STATEMENT OF CASH FLOWS

From May 19, 2000 (Inception) to December 31, 2000

Cash flows from operating activities:

Net loss		$(79,157)

Adjustments to reconcile net loss to net cash used in operating activities:

Amortization of deferred financing costs	$3,700

Increase (decrease) in cash flows as a result of changes in asset and liability account balances:

Prepaid rent	(6,146)

Security deposit	(44,196)

Due to stockholders	75,120

Accrued expenses	97

Total adjustment		28,575

Net cash used in operating activities		(50,582)

Cash flows provided by financing activities:

Proceeds from notes payable		75,000

Net increase in cash — cash at end of period		$24,418

Schedule of Noncash Operating and Financing Activities:

Deferred financing costs		$7,500

Fair value of purchase rights issued in private placement		$14,700

See notes to financial statements.

MEDSTRONG INTERNATIONAL CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

From May 19, 2000 (Inception) to December 31, 2000

Note 1 — Plan of Organization.

      (a)  Organization and Presentation of Financial Statements: MedStrong International Corporation (the “Company”) was incorporated in the State of Delaware on May 19, 2000 as Medical Records by Net, Inc. On October 17, 2000, its name was changed to Lifelink Online, Inc. In January 2001, its name was again changed to MedStrong Corporation. Finally, on March 9, 2001, the Company’s name was changed to MedStrong International Corporation. Since its inception through December 31, 2000, the Company has not generated any revenues and did not carry on any significant operations. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has a working capital deficiency of $127,153 and capital deficiency of $64,457 at December 31, 2000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management’s efforts have been directed toward the development and implementation of a plan to generate sufficient revenues in the medical information storage industry to cover all of its present and future costs and expenses. This plan includes, among other things, the creation of a Web site designed to provide its subscribers with a broad range of medical and healthcare services. Management believes that its proposed plan will generate sufficient revenues that will cover its costs and expenses. The creation and marketing of the Web site as proposed in its plan is, according to management, dependent on a successful proposed public offering of the Company’s common stock.

      (b)  Principal Business Activity: The Company intends to be a provider of medical, health and fitness information and services through the Internet. The Company intends to create an Internet community with revenues from individuals subscribing to the Company’s service either directly or through affiliations with healthcare providers, insurance companies, HMOs, physicians, hospitals, corporations, governmental agencies, etc., as well as from links to advertising, physician referrals, drug and vitamin sales via the online eStore that the Company intends to have on the Web site.

Note 2 — Summary of Significant Accounting Policies.

      (a)  Basis of Presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      (b)  Revenue Recognition: Basis of Presentation: Through December 31, 2000, the Company did not have revenues and was in the development stage. Upon the completion of its Web site, the Company will recognize revenues, if any, in accordance with accounting principles generally accepted in the United States of America. Membership fees will be earned on a pro-rata basis throughout the life of the membership. Revenues from the Company’s eStore will be recognized at the date of shipment to the member.

      (c)  Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

      (d)  Income Taxes: The Company has adopted Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes” at its inception. Under SFAS 109, the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amount and the tax basis of assets and liabilities using presently enacted tax rates.

MEDSTRONG INTERNATIONAL CORPORATION
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      (e)  Earnings Per Share: The Company adopted Statement of Financial Accounting Standards No. 128, “Earning Per Share”. Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings per share, which is calculated by dividing net income available to common stockholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive securities outstanding, is not presented as it is anti-dilutive.

      (f)  Recently Issued Accounting Pronouncements: The Financial Accounting Standards Board Issued Statement of Financial Accounting Standards No. 130 — “Reporting Comprehensive Income”, No. 131 — “Disclosures about Segments of an Enterprise and Related Information”, No. 132 — “Employer’s Disclosures about Pension and Other Postretirement Benefits” and No. 133 — “Accounting for Derivative Instruments and Hedging Activities”. Management does not believe that the effect of implementing these new standards will be material to the Company’s financial position, results of operations and cash flows.

Note 3 — Notes Payable.

      On December 20, 2000, the Company initiated a private placement offering to raise capital in order to fund the creation of its Web site. The offering consists of up to ten $25,000 notes bearing interest at 5% per annum payable in sixty (60) days from issuance. Each note holder has the right to purchase 10,000 shares of the Company’s common stock at $.01 per share after the first sixty (60) days that the note is outstanding and then 5,000 shares at the end of each additional thirty (30) day period. The variance between the purchase right’s exercise price per share and the fair value of the securities acquired will be charged to operations as additional interest. Additionally, the placement agent will be paid ten (10%) percent of the proceeds of the offering, plus out-of-pocket expenses. Amortization of deferred financing costs is charged to operations over the sixty (60) day term of the notes.

      At December 31, 2000, the Company sold three notes. Interest expense on these notes amounted to $97 at December 31, 2000. A placement agent fee of $7,500 was accrued at December 31, 2000 as deferred financing costs. The variance between exercise price of the rights sold and the fair value of the common shares is $0.49 per share aggregating $14,700 has been recorded as additional interest on the notes. The fair value of the purchase rights was based upon the anticipated per share value of the common shares to sold in a proposed public offering.

      In January and February 2001, the remaining seven notes were sold at par. At March 12, 2001, seven note holders were each entitled to receive purchase rights to acquire an additional 5,000 common shares. Management does not anticipate repaying the notes prior to July, 2001 at which time the note holders would have received purchase rights for an aggregate of 350,000 shares of the Company’s common stock for $0.01 per share. If the notes are not repaid by December, 2001, then the note holders will have purchase rights to an aggregate of 600,000 common shares.

Note 4 — Due to Stockholders.

      At December 31, 2000, the Company was indebted to the Chairman of the Board of Directors in the amount of $13,870 for expenses incurred by him on behalf of the Company. The Company was also indebted to its Chief Executive Officer in the amount of $5,000 pursuant to a verbal consulting agreement and $56,250 pursuant to an employment agreement of which $50,000 is a non-refundable signing bonus which is to be paid from the proceeds of the first $1,000,000 raised in capital for the Company.

MEDSTRONG INTERNATIONAL CORPORATION
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 5 — Accrued Expenses.

      Accrued expenses consist of:

Placement agent fee	$7,500

Interest	97

$7,597

Note 6 — Income Taxes.

      At December 31, 2000, the Company had a net operating loss carryforward amounting to approximately $78,000 available to reduce future taxable income which expires in the year 2020. Management is unable to determine if the utilization of the future tax benefit is more likely than not and accordingly, the asset of approximately $26,900 has been fully reserved.

      A reconciliation of the statutory income tax effective rate to actual provision shown in the financial statements is as follows:

	From May 19, 2000
	(Inception) to
	December 31, 2000

Loss before income taxes	$(79,157)

Computed tax benefit at statutory rate	$(26,900)	(34.0%)

Net operating loss valuation reserve	26,900	34.0%

Total tax benefits	$—	—

Note 7 — Employment Agreement.

      On December 15, 2000, the Company entered into an employment agreement with its Chief Executive Officer for a three (3) year term with a base salary of $150,000. The agreement also provides for (i) minimum annual increases in the base salary of at least 5%, (ii) a non-cancelable and fully earned signing bonus of $50,000 which will be paid from the proceeds of the first $1,000,000 in capital raised by the Company, (iii) an incentive bonus to be determined prior to the commencement of each year, and, (iv) stock options to purchase up to $333,000 worth of the Company’s common stock which are to be granted from the Company’s to be created stock option plan at an exercise price equal to the mid point between the bid and ask price of the Company’s common stock on the date of grant.

Note 8 — Capital Stock.

      The Board of Directors on October 17, 2000 memorialized the number of common shares that each original founding stockholder subscribed for at inception. The original stockholders subscribed for 26,000,000 common shares at par of $.001. All of the original subscribers and/or their designees paid for their shares in February, 2001. Management intends to institute a stock option plan which would grant to employees, directors, and others stock options to purchase up to an aggregate of 2,000,000 shares of the Company’s common stock.

MEDSTRONG INTERNATIONAL CORPORATION
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 9 — Commitments and Contingencies.

      (a)  Lease: The Company is obligated under an operating lease for its office. The future minimum lease payments under the lease, as at December 31, 2000, are as follows:

Years Ending December 31,

2001	$73,752

2002	91,928

2003	95,605

Total future minimum lease payments	$261,285

      (b)  Initial Sale of The Company’s Securities to the Public: The Company expects to enter into a placement agreement with the placement agent to offer for sale to the public on a best efforts basis up to 8,000,000 units (each consisting of one share of common stock and one warrant to purchase one share of common stock at a price of $.75 per share) at $0.50 per unit. The underwriter is to receive 10% of the gross proceeds from the offering plus certain warrants and reimbursement of expenses.

Dealer Prospectus Delivery Obligation

      Until December 31, 2001, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as placement agent and with respect to their unsold allotments or subscriptions.